U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Consolidated Communications Holdings, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Charles Frischer

ADDRESS OF PERSON RELYING ON EXEMPTION: 3156 East Laurelhurst Drive, NE, Seattle, WA 98105

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Charles Frischer Urges Consolidated Communications Stockholders to Vote AGAINST the Proposed Sale

to Affiliates of Searchlight Capital Partners, L.P.

Believes Sale Price Significantly Undervalues Consolidated Communications

Questions Lack of Sale Process and Terms of Merger Agreement

SEATTLE—December 11, 2023—Charles Frischer today issued an open letter to the board of directors of Consolidated Communications Holdings, Inc. (“Consolidated Communications” or the “Company”) notifying the Board that he intends to vote AGAINST the proposed sale of the Company to affiliates of Searchlight Capital Partners, L.P. and British Columbia Investment Management Corporation.

The full text of the letter follows:

December 11, 2023

Mr. Robert J. Currey

Chairman

Board of Directors

Consolidated Communications Holdings, Inc.

2116 South 17th Street

Mattoon, IL 61938

Dear Mr. Currey,

As I said in my May 31, 2023 letter urging Consolidated Communications Holdings, Inc. (“Consolidated” or the “Company”) and its board of directors (the “Board”) not to sell the Company to affiliates of Searchlight Capital Partners II, L.P. (“Searchlight”) at a depressed price just as the Company’s extensive investment to invest in its fiber optics broadband business was expected to start to pay off, my wife and I are the beneficial owners of 1,438,000 shares of the Company’s common stock (the “Common Stock”), representing about 1.22% of the issued and outstanding shares of Common Stock.

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As you know, I was not the only significant stockholder to voice opposition to Searchlight’s self-serving attempt to expropriate all the benefits of the Company’s investment in fiber from other stockholders. I would have thought that the Board would take notice that two significant stockholders felt strongly enough to publicly call on the Board not to give the Company away to a related party, but apparently, only one stockholder—Searchlight—has the Board’s ear.

My surprise turned to concern when I learned that, pursuant to the terms of the Agreement and Plan of Merger, dated October 15, 2023, between the Company and Searchlight, Searchlight would be entitled to a “break-up” fee of $15.9 million if a majority of the Company’s stockholders other than Searchlight do not vote to approve the sale of the Company. Please explain the rationale for agreeing to pay Searchlight if stockholders (collectively) find its offer to buy the Company less than compelling, particularly when two stockholders had already—and publicly—opposed the deal.

My concerns grew after reading the preliminary proxy statement filed by the Company with the Securities and Exchange Commission on November 20, 2023. I was shocked to learn that, prior to agreeing to sell the Company at a fraction of what I believe is its true value, the Company did not even bother to solicit interest from other potential buyers. Even more troubling was one of the reasons given for what I believe is the Board’s abdication of its obligation to seek the best price for stockholders—that the Company had previously given Searchlight an enormous advantage over other buyers by providing that any transaction with Searchlight would not trigger a “change in control” pursuant to the Company’s debt instruments. The advantage given Searchlight has clear value but it is entirely unclear what value the Company—and more importantly, its stockholders—received in return.

I think that price offered by Searchlight reflects a fraction of the Company’s true value and that, rather than defending the interests of all stockholders, the Board acceded to a “sweetheart” deal with the Company’s biggest stockholder, unfairly depriving all other stockholders of the benefits of the Company’s long term investment in fiber.

I agree with Wildcat Capital Management, LLC’s determination to vote against the sale of the Company and intend to vote against the transaction as well. I urge all the Company’s stockholders to vote AGAINST the sale to Searchlight.

Regards,

Charles Frischer

cc: Abbott Cooper, Esq.

Charles Frischer Urges Consolidated Communications Stockholders to Vote AGAINST the Proposed Sale

to Affiliates of Searchlight Capital Partners, L.P.

PLEASE NOTE: I am NOT asking for your proxy card. Please DO NOT send me your proxy card.

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